Exhibit 99.1

AMENDMENT AGREEMENT TO SHARE PURCHASE AGREEMENT

THIS AMENDMENT AGREEMENT (this “Agreement”) is made as of August 8, 2025, by and between:

1.	WANG & LEE HOLDINGS, INC., a British Virgin Islands corporation (the “Purchaser”); and

2.	ALLIED WORLDWIDE INDUSTRIES LIMITED, a British Virgin Islands company (the “Vendor”).

Collectively referred to as the “Parties.”

RECITALS

WHEREAS, the Parties entered into a Share Purchase Agreement dated 12th March 2025 (the “SPA”) for the acquisition of Solar (HK) Limited;

WHEREAS, Clause 3.1 of the SPA provided for the payment of the consideration of HK$15,000,000 through the issuance of a convertible note (the “Note”) by the Purchaser to the Vendor;

WHEREAS, the Purchaser issued the Note to the Vendor, but the Note remains unconverted;

WHEREAS, the Parties mutually desire to amend the SPA to replace the Note with a cash payment as consideration.

NOW, THEREFORE, in consideration of the mutual covenants herein, the Parties agree as follows:

1. AMENDMENT TO SPA

Clause 3.1 of the SPA is hereby deleted in its entirety and replaced with the following:

“3.1 Consideration

The total consideration for the sale of the shares is HK$15,000,000 (the “Consideration”). The Purchaser shall pay the Consideration in cash to the Vendor by wire transfer of immediately available funds to an account designated by the Vendor. Such payment shall be made within five (5) business days of the execution of this Amendment Agreement.”

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2. CANCELLATION OF NOTE

The Vendor agrees that upon receipt of the cash payment under Section 1:

(a) The Note issued pursuant to the SPA shall be null and void and surrendered to the Purchaser for cancellation;

(b) The Vendor releases all rights, claims, or interests in the Note.

3. REPRESENTATIONS AND WARRANTIES

Each Party represents to the other that:

(a) It has full power and authority to execute this Agreement;

(b) This Agreement constitutes a valid and binding obligation enforceable against it.

4. GOVERNING LAW

This Agreement shall be governed by and construed in accordance with the laws of Hong Kong.

5. MISCELLANEOUS

(a) Counterparts: This Agreement may be executed in counterparts (including PDF signatures), each deemed an original.

(b) Entire Agreement: This Agreement and the SPA (as amended) constitute the entire understanding between the Parties.

(c) Effect on SPA: All other terms of the SPA remain unchanged and in full force.

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IN WITNESS WHEREOF, the Parties execute this Agreement as of the date first written above.

On behalf of the

WANG & LEE HOLDINGS, INC.

/s/ Pui Lung HO
Name:	Pui Lung HO
Title:	Director
Date:	August 8, 2025

On behalf of the

ALLIED WORLDWIDE INDUSTRIES LIMITED

/s/ Chik Ho Fung
Name:	Chik Ho Fung
Title:	Director
Date:	August 8, 2025

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